Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5806	E-mail Address Ryan.Brizek@stblaw.com

April 10, 2024

VIA EDGAR

Mindy Rotter

Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

David P. Mathews

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo S3 Private Markets Fund

Registration Statement on Form N-2

1933 Act File No. 333-272231; 1940 Act File No. 811-23878

Dear Ms. Rotter and Mr. Mathews:

On behalf of Apollo S3 Private Markets Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via phone calls on January 17, 2024 and April 3, 2024, relating to the filing of the Registration Statement (the “Additional Staff Comments”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund we are providing the following responses to the Additional Staff Comments. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

ACCOUNTING COMMENTS

1. Staff Comment: The Staff was unable to recalculate the hypothetical expense example disclosed in the filing based upon the amounts provided in the fee table. Please provide in correspondence the specific expense ratios used to calculate the hypothetical expense example and supplementally provide an excel spreadsheet via email that includes the calculated amounts disclosed in the filing.

Response: The Fund has provided an excel sheet that includes the calculated amounts in the filing as requested.

NEW YORK BEIJING BRUSSELS HONG KONG HOUSTON LONDON LOS ANGELES PALO  ALTO SÃO PAULO TOKYO

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 2 -	April 10, 2024

2. Staff Comment: In the Report of the Independent Registered Public Accounting Firm, the opinion indicates “audits” (as in plural). Please explain in correspondence whether this is a typographical error or if in fact the firm performed multiple audits.

Response: The Fund confirms that the use of “audits” in the opinion was a typographical error.

3. Staff Comment: In the exhibits section, footnote 3 indicates that the financial statements will be filed by amendment. Please explain in correspondence whether the seed financial statements are final or draft.

Response: The Fund confirms that the seed financial statements included in the Registration Statement are final.

4. Staff Comment: The last sentence of the audit opinion in the report of independent registered public accounting firm appears to have a typo – the word “provide” should be “provides.” Please confirm in correspondence that the correction will be made in a pre-effective amendment.

Response: The Fund confirms that the use of “provide” in the opinion was a typographical error and the correction will be made in a pre-effective amendment.

5. Staff Comment: Regulation S-X 6-04.15 requires a line item for commitments and contingencies. The Staff noted that such disclosure was not provided on the Statement of Assets & Liabilities. Please confirm in correspondence that all commitments and contingencies have been accounted for in the audited financial statements and please confirm that the required disclosure will be provided as warranted going forward.

Response: The Fund confirms that all commitments and contingencies have been accounted for in the audited financial statements and the required disclosure will be provided as warranted going forward.

GENERAL COMMENTS

6. Staff Comment: In the “Derivatives Actions, Direct Actions and Exclusive Jurisdiction” section, the last sentence of both paragraphs states “Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities laws, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.” Please revise these disclosure to state that the provisions do not apply to claims arising under the federal securities laws.

Response: The Fund has updated the disclosure as requested.

7. Staff Comment: On the cover page, the following additional language (which also appears a number of times throughout the Registration Statement) is included in the third bullet: “In the future, the Fund may determine to adopt a policy in reliance on Rule 23c-3 of the 1940 Act. Adopting such a policy would require that the Fund make quarterly repurchase offers of between 5% and 25% of shares and would subject the Fund to the conditions of Rule 23c-3 which requires, among other things, that the Fund strike a daily NAV. Should the Fund elect to rely on Rule 23c-3, it will maintain an investment objective, strategies and investment policies, guidelines and restrictions that are materially equivalent to those of the Fund.”

(i) Staff Comment: Please supplementally explain how the mechanics of a contemplated future conversion to an interval fund will be disclosed to existing shareholders in advance of the conversion.

Response: If the Fund adopts fundamental policies to rely on Rule 23c-3 under the 1940 Act, the conversion to an interval fund will be disclosed to existing shareholders via a supplement to the Fund’s prospectus.

(ii) Staff Comment: Please explain whether the conversion and addition of a fundamental investment policy will be submitted for approval by a vote of shareholders.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 3 -	April 10, 2024

Response: The Commission has stated that “[t]he [1940] Act does not require shareholder approval to adopt a new fundamental policy.”1 Rather, Section 13(a)(3) of the 1940 Act requires shareholder approval if the new fundamental policy deviates from an existing fundamental policy. The Fund does not currently have a fundamental policy to make repurchases. Thus, the adoption by the Fund of a fundamental policy to make repurchase offers, and certain terms of those offers, would not require a shareholder vote. If the Fund were to adopt such a fundamental policy and then seek to change that fundamental policy, however, then such change must be approved by the Fund’s shareholders in accordance with Rule 23c-3(b)(2)(i) under the 1940 Act.

(iii) Staff Comment: What changes to the portfolio would be anticipated to ensure the Fund’s ability to satisfy the periodic liquidity requirements imposed by Rule 23c-3.

Response: The Fund does not anticipate that it would need to make any changes to its portfolio to ensure the Fund’s ability to satisfy the periodic liquidity requirements imposed by Rule 23c-3. Specifically, Rule 23c-3(b)(10)(i) would require the Fund to maintain assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a repurchase request deadline and the repurchase pricing date, or of assets that mature by the next repurchase payment deadline (collectively, “Rule 23c-3 Liquid Assets”), from the time the Fund sends a notification of a repurchase offer to shareholders until the repurchase pricing date.

While there can be no assurance that the Fund will conduct tender offers in any particular period, in order to ensure the Fund will have sufficient liquidity to pay such tender offer proceeds it anticipates that from the commencement of its operations, the Fund expects to maintain a portion of its assets in Rule 23c-3 Liquid Assets in order to manage its liquidity obligations. As a result, the Fund does not anticipate that it would have to fundamentally change its portfolio management process in order to satisfy the periodic liquidity requirements imposed by Rule 23c-3.

(iv) Staff Comment: Please explain supplementally how the Fund determined such changes will not materially impact its existing investment objective, strategies, policies, guidelines and restrictions.

Response: As explained above, the Fund believes that it could comply with the liquidity requirements of Rule 23c-3 within the confines of its existing investment objective, strategies, policies, guidelines and restrictions. While converting to an interval fund would impose certain changes from an administrative and operational perspective (e.g., guaranteed shareholder repurchase frequency, the share repurchase process, current net asset value calculation timing), the Fund believes such changes would not materially impact its existing investment objective, strategies, policies, guidelines and restrictions.

(v) Staff Comment: Please explain why this event is being disclosed in advance as a material disclosure item and when the conversion is anticipated.

Response: The Fund has not adopted fundamental policies to rely on Rule 23c-3 that will take effect on a date certain in the future. However, once the Fund is operational it may determine at a later date that operating in reliance on Rule 23c-3, which is more operationally efficient with a more streamlined share repurchase process, is in the best interest of shareholders. Given the possibility that the Fund may determine to operate in reliance on Rule 23c-3 in the future, the Fund believes it is important for investors to be aware of that possibility at the time they purchase Shares.

(vi) Staff Comment: If the disclosure is retained, please expand it to include more details of the mechanics and associated risks of the conversion. Finally, please consider removing this disclosure from the cover page of the Prospectus.

[1]

Investment Company Names, Investment Company Act Release No. 22530, at n. 49 (Feb. 27, 1997). This Commission statement was made after the Commission adopted Rule 23c-3 under the 1940 Act in 1993. See Repurchase Offers by Closed-End Management Investment Companies, Investment Company Act Release No. 19399 (Apr. 7, 1993).

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 4 -	April 10, 2024

Response: The Fund has revised its disclosure in light of the Staff’s comment. The Fund has removed this disclosure from the cover page of the Prospectus while retaining the revised disclosure elsewhere in the Prospectus.

(vii) Staff Comment: Please clarify the Fund’s plans for converting to an interval fund and potential timing and the likelihood of conversion.

Response: The Fund has revised its disclosure in light of the Staff’s comment.

* * * * * * *

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Jay Williamson, Securities and Exchange Commission

Catalina Jaime, Securities and Exchange Commission

Kristin Hester, Apollo S3 Private Markets Fund

Jessica Patrick, Simpson Thacher & Bartlett LLP

Hadley Dryland, Simpson Thacher & Bartlett LLP